ANNUAL AUDITED REPORT
FORM x-17a-5
PART III

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FACING PAGE

SEC FILE NUMBER
8-010205

8-26602

[redacted]rmation Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

02018903

D BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

SEC MAIL PROCESSING RECEIVED JUL 1 6 2002 WASH. D.C. 164 SECTION

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Securities America, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7100 West Center Road
(No. and Street)

| Omaha | Nebraska | 68106 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Nagengast (402) 399-9111
(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

| 2000 First National Center | Omaha | Nebraska | 68102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 7 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, James Nagengast swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 2001, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James O. Nagengast
Name

Chief Financial Officer
Title

KEVIN L. LAMMERS
MY COMMISSION EXPIRES
March 14, 2004

STATE OF NEBRASKA GENERAL NOTARY

Kevin L. Lammers
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte & Touche LLP
Suite 2000
1620 Dodge Street
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 346-0711
(402) 344-0372
www.deloitte.com

Deloitte
& Touche

## INDEPENDENT AUDITORS' REPORT

Securities America, Inc.
Omaha, Nebraska

We have audited the following financial statements of Securities America, Inc. (the Corporation), a wholly-owned subsidiary of Securities America Financial Corporation, for the years ended December 31, 2001 and 2000, respectively that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Corporation's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Securities America, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Securities America, Inc. as of December 31, 2001 and 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:



This schedule is the responsibility of the Corporation's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
February 22, 2002

## SECURITIES AMERICA, INC.

### STATEMENTS OF FINANCIAL CONDITION
### DECEMBER 31, 2001 AND 2000

| ASSETS | 2001 | 2000 |
|---|---|---|
| Cash and cash equivalents | $ 8,255,847 | $ 5,096,216 |
| Cash - segregated under federal and other regulations (Note 2) | 7,478 | 52,924 |
| Securities owned - marketable, at market value | 70,500 | 125,804 |
| Commissions receivable | 6,176,371 | 4,953,258 |
| Agents balances and other receivables | 2,806,462 | 2,799,884 |
| Notes receivable - agents, net of allowance of $75,000 and $200,000 (Note 9) | 469,120 | 422,563 |
| Prepaid expenses | 296,690 | 206,057 |
| Due from affiliates (Note 4) | 209,380 | 1,160,632 |
| Goodwill, net of accumulated amortization of $7,500,000 and $5,500,000 | 22,500,000 | 24,500,000 |
| Deferred income taxes (Note 3) | 463,508 | 214,113 |
| Other assets | 585,085 | 199,628 |
| | $ 41,840,441 | $ 39,731,079 |

| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
|---|---|---|
| LIABILITIES: | | |
| Commissions payable | $ 8,797,921 | $ 6,819,667 |
| Accrued expenses and other liabilities | 3,135,432 | 1,210,796 |
| Due to affiliates (Note 4) | 151,198 | - |
| Payable to mutual funds | - | 52,833 |
| Total liabilities | 12,084,551 | 8,083,296 |
| COMMITMENTS AND CONTINGENCIES (Note 5) | | |
| STOCKHOLDER'S EQUITY (Note 7): | | |
| Common stock, $1 par value. Authorized 200 shares; issued and outstanding 100 shares | 100 | 100 |
| Paid-in capital | 32,952,713 | 32,952,713 |
| Accumulated deficit | (3,196,923) | (1,305,030) |
| Total stockholder's equity | 29,755,890 | 31,647,783 |
| | $ 41,840,441 | $ 39,731,079 |

See notes to financial statements.

## SECURITIES AMERICA, INC.

### STATEMENTS OF OPERATIONS
### FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| REVENUES: | | |
| Commissions | $ 149,729,861 | $ 175,685,521 |
| Service fees | 21,694,781 | 25,518,241 |
| Interest | 1,346,481 | 1,504,860 |
| Other | 41,435 | 64,367 |
| Total revenues | 172,812,558 | 202,772,989 |
| EXPENSES: | | |
| Commissions | 144,223,740 | 170,466,909 |
| Employee compensation and benefits | 13,265,934 | 13,385,077 |
| Advertising and promotion | 33,283 | 48,527 |
| General and administrative | 15,036,068 | 15,235,902 |
| Amortization | 2,000,000 | 2,000,000 |
| Total expenses | 174,559,025 | 201,136,415 |
| INCOME (LOSS) BEFORE INCOME TAXES | (1,746,467) | 1,636,574 |
| INCOME TAX EXPENSE (BENEFIT) (Note 3) | | |
| Current | 394,821 | 1,537,970 |
| Deferred | (249,395) | (184,431) |
| Total income tax expense | 145,426 | 1,353,539 |
| NET INCOME (LOSS) | $ (1,891,893) | $ 283,035 |

See notes to financial statements.

# SECURITIES AMERICA, INC.

## STATEMENTS OF STOCKHOLDER'S EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | Common Stock | Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| BALANCE, January 1, 2000 | $ 100 | $ 31,752,713 | $ (1,588,065) | $ 30,164,748 |
| Net income | - | - | 283,035 | 283,035 |
| Capital contributed by SAFC | - | 1,200,000 | - | 1,200,000 |
| BALANCE, December 31, 2000 | 100 | 32,952,713 | (1,305,030) | 31,647,783 |
| Net loss | - | - | (1,891,893) | (1,891,893) |
| BALANCE, December 31, 2001 | $ 100 | $ 32,952,713 | $ (3,196,923) | $ 29,755,890 |

See notes to financial statements.

## SECURITIES AMERICA, INC.

### STATEMENTS OF CASH FLOWS
### FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income (loss) | $ (1,891,893) | $ 283,035 |
| Adjustments to reconcile net income (loss) to net cash flows from operating activities: | | |
| Deferred income taxes | (249,395) | (184,431) |
| Amortization expense | 2,000,000 | 2,000,000 |
| Changes in assets and liabilities: | | |
| Cash - segregated under federal and other regulations | 45,446 | 142,694 |
| Securities owned | 55,304 | 411,794 |
| Commissions receivable | (1,223,113) | (374,246) |
| Agents balances and other receivables | (6,578) | (1,436,968) |
| Notes receivable - agents | (46,557) | (163,052) |
| Prepaid expenses | (90,633) | (27,866) |
| Due from/to affiliates | 1,102,450 | (1,088,178) |
| Other assets | (385,457) | (122,683) |
| Commissions payable | 1,978,254 | 427,906 |
| Accrued expenses and other liabilities | 1,924,636 | 726,219 |
| Payable to mutual funds | (52,833) | (137,762) |
| Net cash flows from operating activities | 3,159,631 | 456,462 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Capital contributed by SAFC | - | 1,200,000 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 3,159,631 | 1,656,462 |
| CASH AND CASH EQUIVALENTS, Beginning of year | 5,096,216 | 3,439,754 |
| CASH AND CASH EQUIVALENTS, End of year | $ 8,255,847 | $ 5,096,216 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | | |
| Cash paid during the year for income taxes | $ 644,216 | $ 1,323,857 |

See notes to financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***General*** – Securities America, Inc. (the "Corporation"), a wholly-owned subsidiary of Securities America Financial Corporation, Inc. ("SAFC"), which is wholly-owned by American Express Financial Corporation ("AEFC"), is a broker-dealer which provides securities distribution and brokerage services to the general public. The Corporation offers an array of financial service products including both equity and debt securities and variable annuity insurance products through a network of independent contractor-brokers. The Corporation derives a majority of its revenues from commission income from the brokerage of securities, most of which is paid as expense to independent contractor-brokers as compensation for initiating the trade of securities. Service fees also represent a significant source of revenue to the Corporation. Service fees result from amounts collected from independent contractor-brokers for the processing of securities trades and from amounts collected for administrative and compliance services provided to independent contractor-brokers. The Corporation operates on a fully-disclosed basis and is exempt from provisions of Securities and Exchange Commission Rule 15c3-3.

The Corporation executes and clears trades through an unaffiliated brokerage firm, National Financial Limited Liability Corporation of Boston, Massachusetts.

***Use of Estimates*** – In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash Equivalents*** – The Corporation considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

***Securities Transactions*** – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade-date basis. Securities transactions of the Corporation are recorded on a trade-date basis. Marketable securities are valued at quoted market values and securities not readily marketable are valued at estimated fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in revenues.

***Service Fees*** – Service fees are recorded as revenues in the period that the related services are provided.

***Long-Lived Assets*** – The Corporation reviews long-lived assets and certain intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such cases, the expected future cash flows (undiscounted and without interest charges) resulting from the use of the asset are estimated and an impairment loss is recognized if the sum of such cash flows is less than the carrying amount of the asset. Should such an assessment indicate that the value of a long-lived asset or goodwill is impaired, an impairment loss is recognized for the difference between the carrying amount of the asset and its estimated fair value. Goodwill is amortized on a straight-line basis over 15 years. In July 2001, the FASB issued Statement No. 142, "Goodwill and

Other Intangible Assets" (FAS 142). FAS 142 eliminates the amortization of goodwill, but also requires goodwill to be tested for impairment at least annually. The statement also revises the method of accounting for other intangible assets. FAS 142 is effective for the Corporation's fiscal year beginning January 1, 2002. The Corporation expects that the elimination of goodwill amortization will have a positive impact on reported net income before income taxes of approximately $2 million per year.

***Advertising Costs*** – The Corporation expenses advertising costs as incurred.

***Income Taxes*** – The Corporation accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Corporation files its income tax returns with AEFC. The financial statements reflect income taxes allocated as if the Corporation filed separate income tax returns. Payments are made by the Corporation to its parent based upon the amount of income tax expense as if the Corporation were a separate tax-paying entity.

***Subordinated Borrowings*** – The accompanying financial statements do not include a statement of changes in subordinated borrowings as there were no subordinated borrowings as of December 31, 2001 or 2000 or during the years then ended.

***Reclassifications*** – Certain reclassifications were made to the 2000 financial statements in order to conform to the 2001 presentation.

## 2. CASH - SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of December 31, 2001 and 2000, cash of $7,478 and $52,924, respectively, has been segregated in a special account for exclusive benefit of customers under provisions of Rule 15c3-3 of the Securities and Exchange Commission.

## 3. INCOME TAXES

The actual tax expense for the period differs from the "expected" tax expense (computed by applying the applicable U.S. Federal corporate tax rate of 35% to income before income taxes) as follows:

| | 2001 | 2000 |
|---|---|---|
| Computed "expected" tax expense (benefit) | $ (611,263) | $ 572,801 |
| Goodwill amortization | 700,000 | 700,000 |
| Meals and entertainment | 98,757 | 118,489 |
| Other, net | (42,068) | (37,751) |
| | $ 145,426 | $1,353,539 |

Temporary differences giving rise to a net deferred tax asset of $463,508 and $214,113 at December 31, 2001 and 2000, respectively, consist primarily of the allowance for uncollectible receivables and accrued liabilities not currently deductible for income tax purposes.

## 4. RELATED PARTY TRANSACTIONS

The Corporation is affiliated with Financial Dynamics America, Inc. and Securities America Advisors, Inc. through common ownership. The Corporation periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The transactions with the Corporation's affiliates may not necessarily be indicative of transactions which would have occurred had the parties not been related.

| | 2001 | 2000 |
|---|---|---|
| Amounts due from affiliates of the Corporation are as follows: | | |
| Securities America Financial Corporation | $ - | $ 305,970 |
| Financial Dynamics America, Inc. | 209,380 | 854,662 |
| | $ 209,380 | $ 1,160,632 |

Amounts due to affiliates are as follows:

| | | |
|---|---|---|
| Securities America Financial Corporation | $ 151,198 | $ - |

Transactions between the affiliates of the Corporation for the years ended December 31, 2001 and 2000 were as follows:

| | 2001 | 2000 |
|---|---|---|
| Service fees allocated to Securities America Advisors, Inc. | $ 3,210,642 | $ 1,416,588 |
| General and administrative expenses allocated from Securities America Financial Corporation | $ 5,597,542 | $ 5,998,896 |
| General and administrative expenses allocated to Securities America Advisors, Inc. | $ 1,886,857 | $ 778,488 |

## 5. COMMITMENTS AND CONTINGENCIES

The Corporation is subject to a number of lawsuits and claims arising out of the conduct of its business. Management believes that substantially all of the Corporation's likely losses for litigation claims and costs of litigation will be covered by the Corporation's liability insurance provider and has accrued for such losses up to deductible limits. While the ultimate results of the Corporation's litigation cannot be determined, management does not expect that these matters will have a material adverse effect on the financial position or results of operations of the Corporation.

In the normal course of business, the Corporation's activities involve, through its clearing firm, various securities transactions. These activities may expose the Corporation to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

## 6. LEASES

The Corporation has noncancellable operating leases, primarily for office space, the last of which expires in 2006. Future minimum payments under these leases as of December 31, 2001 are as follows:

| Year Ending December 31, | |
|---|---|
| 2002 | $104,759 |
| 2003 | 43,028 |
| 2004 | 15,485 |
| 2005 | 8,448 |
| 2006 | 8,448 |
| | $ 180,168 |

Total rent expense for operating leases for the years ended December 31, 2001 and 2000, net of rental reimbursements, was approximately $204,429 and $143,528, respectively.

## 7. NET CAPITAL

The Corporation, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 and is required to maintain a minimum net capital, as defined in the Rule. The Corporation uses the alternative method, as permitted by the Rule, which requires that the Corporation maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. As of December 31, 2001 and 2000, the Corporation had net capital of $2,098,678 and $1,409,370, respectively, and a net capital requirement of $250,000.

## 8. EMPLOYEE BENEFIT PLAN

Employees who meet certain eligibility requirements participate in a 401(k) profit sharing plan sponsored by the Corporation's parent. Employee and voluntary employer contributions are fully vested at all times. For the years ended December 31, 2001 and 2000, the Corporation contributed approximately $97,567 and $112,761, respectively, to the plan.

## 9. NOTES RECEIVABLE – AGENTS

The notes receivable - agents balance is comprised of unsecured noninterest bearing loans to the Corporation's independent representatives which require monthly payments. The notes mature at various dates through 2004.

## 10. DEFERRED COMPENSATION PLAN

The Corporation established a deferred compensation plan during 2001, which allows certain employees and independent contractor-brokers to defer compensation and commissions, respectively. The liability under the plan of approximately $692,000 as of December 31, 2001 is included in accrued expenses and other liabilities in the statements of financial condition.

## SECURITIES AMERICA, INC.

### COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| Total stockholder's equity | $29,755,890 | $31,647,783 |
| DEDUCT NONALLOWABLE ASSETS: | | |
| Commissions receivable | 538,052 | 610,644 |
| Agents balances and other receivables | 2,731,462 | 2,746,569 |
| Notes receivable - agents | 469,120 | 422,563 |
| Prepaid expenses | 296,690 | 206,057 |
| Due from affiliates, net | 58,182 | 1,160,632 |
| Goodwill, net | 22,500,000 | 24,500,000 |
| Deferred income taxes | 463,508 | 214,113 |
| Other assets | 207,905 | 199,628 |
| | 27,264,919 | 30,060,206 |
| NET CAPITAL BEFORE UNSECURED CLIENT DEBITS AND HAIRCUTS ON SECURITIES POSITIONS | 2,490,971 | 1,587,577 |
| DEDUCT UNSECURED CLIENT DEBITS | 79,292 | - |
| DEDUCT HAIRCUTS ON SECURITIES POSITIONS | 261,168 | 178,207 |
| TENTATIVE NET CAPITAL | 2,150,511 | 1,409,370 |
| DEDUCT UNDUE CONCENTRATION CHARGE | 51,833 | - |
| NET CAPITAL | $ 2,098,678 | $ 1,409,370 |
| Net capital requirement | $ 250,000 | $ 250,000 |
| Excess net capital | $ 1,848,678 | $ 1,159,370 |

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Corporation's unaudited Part II FOCUS Report filing, as amended, as of December 31, 2001 and 2000.

Deloitte & Touche LLP
Suite 2000
1620 Dodge Street
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 346-0711
(402) 344-0372
www.deloitte.com

Deloitte & Touche

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Securities America, Inc.
Omaha, Nebraska

In planning and performing our audits of the financial statements of Securities America, Inc. (the Corporation) a wholly-owned subsidiary of Securities America Financial Corporation, for the years ended December 31, 2001 and 2000, (on which we have issued our report dated February 22, 2002) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("Commission") above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluations of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
February 22, 2002

# SECURITIES AMERICA, INC.

**Financial Statements, Supplemental Schedule and Supplemental Report on Internal Control for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report**